SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Notice of Subscription dated January 12, 2007 filed by the Company with the Comisión Nacional de Valores:

NOTICE OF SUBSCRIPTION

IRSA Inversiones y Representaciones, Sociedad Anónima

Notice of Subscription of Series N° 1 Fixed Rate Notes for a principal amount of up to US$ 150,000,000

Public investors in general are notified that IRSA Inversiones y Representaciones, Sociedad Anónima (the “Company”) is offering for subscription its Series 1 Fixed Rate notes due 2017 for a principal amount of up to US$ 150,000,000 (U.S. Dollars One Hundred and Fifty Million) (the “Notes”), to be issued under the Global Note Program for a principal amount of up to US$ 200,000,000 (the “Program”) as authorized by the Argentine Securities Commission (the “CNV”) by means of Resolution No. 15,529 dated December 7, 2006 and Resolution No. 15,537 dated December 21, 2006, and in accordance with the main terms and conditions summarized hereinbelow and which form an integral part of the Program’s offering memorandum dated January 11, 2007 (the “Offering Memorandum”) and the pricing supplement dated January 11, 2007 relating to the issuance of the Notes (the “Pricing Supplement”), both of them as published in the Bulletin of the Buenos Aires Stock Exchange on January 11, 2007:

1) Dealers: Citigroup Global Markets Inc., domiciled at 390 Greenwich Street, New York, NY 10013, United States of America and Credit Suisse Securities (USA) LLC, domiciled at Eleven Madison Avenue, New York, NY 10010, United States of America (the “Lead Managers”) and Citicorp Capital Markets S.A., domiciled at Florida 183, C1005AAC, City of Buenos Aires, Argentina (the “Local Dealer”), shall act as Dealers.

2) Period to submit non-binding expressions of interest: Interested parties may submit non-binding expressions of interest to subscribe for the Notes at the offices of the Local Dealer from January 12, 2007 at 10:00 a.m. to January 24, 2007 at 3:00 p.m., it being hereby stated that in respect of the last day of the period, i.e., January 24, 2007, such non-binding expressions of interest may only be submitted to the Local Dealer until 1:00 p.m. (the “Period to Submit Non-Binding Expressions of Interest”), unless such term is extended by the Company, which event shall be notified by publication in the Bulletin of the Buenos Aires Stock Exchange and in a newspaper of general circulation in Argentina prior to its expiration. During the Period to Submit Non-Binding Expressions of Interest, and during any extension thereof, the non-binding expressions of interest may be withdrawn until the date of expiration thereof.

Upon the Issue Price and Interest Rate applicable to the Notes being determined on the Price and Interest Rate Determination Date, a notice shall be published in the Bulletin of the Buenos Aires Stock Exchange and investors may confirm the non-binding expressions of interest submitted during the Period to Submit Non-Binding Expressions of Interest on the day immediately following the date of such publication. “Price and Interest Rate Determination Date” means the date that takes place upon the expiration of the Period to Submit Non-Binding Expressions of Interest. The Issue Price and Interest Rate applicable to the Notes shall be determined by the Lead Managers and Citigroup Global Markets, Inc., together with the Company by means of the bid receipt process.

3) Offered Principal Amount: The Fixed Rate Notes are offered for a principal amount of up to US$ 150,000,000 (U.S. Dollars One Hundred and Fifty Million).

4) Subscription currency: The subscription of the Notes shall be made in U.S. Dollars.

5) Minimum subscription amount: US$ 2,000 (U.S. Dollars Two Thousand) and integral multiples of US$ 1,000 (U.S. Dollars One Thousand) in excess of such amount.

6) Issue Date: It shall be notified by means of a notice to be published in the Bulletin of the Buenos Aires Stock Exchange.

7) Issue Price: It shall be determined prior to the Issue Date and shall be notified by means of a notice to be published in the Bulletin of the Buenos Aires Stock Exchange.

8) Interest Rate: Fixed rate, payable semiannually, to be determined prior to the Issue Date and notified by means of a notice to be published in the Bulletin of the Buenos Aires Stock Exchange.

9) Maturity Date: The Notes shall mature ten (10) years after their Issue Date.

10) Repayment: Single payment to be made on the Maturity Date.

11) Listing and Trading: Application shall be made to list the Notes on the Buenos Aires Stock Exchange and to trade them on the Mercado Abierto Electrónico S.A. Application for authorization may be made for their listing on the “Euro MTF” Market of the Luxembourg Stock Exchange.

12) Rating: Standard & Poor’s and Fitch Ratings have rated the Notes as “raA+” and “A-(arg)”, respectively.

The Offering Memorandum, the Pricing Supplement and further documents being relevant for the issuance of the Notes are made available to interested parties through the contacts and at the addresses listed hereinbelow. Investors should carefully consider the information contained in such documents before making any decision to invest in the Notes.

This notice does not constitute an offer to sell in the United States.

Contacts

IRSA Inversiones y Representaciones, Sociedad Anónima

Gabriel Blasi

Tel: 4323-7449

Fax: 4814-7875

Address : Moreno 877, 23rd Floor, C1091AAQ, City of Buenos Aires

E-mail:

Citicorp Capital Markets S.A.

Xavier Tarradellas / Hernán Van Zandweghe

Sales and Distribution

Tel: 4329-1266

Fax: 4329-1009 / 2831

Address: Florida 183, C1005AAC, City of Buenos Aires.

E-mail: xavier.tarradellas@citigroup.com / hernan.vanzandweghe@citigroup.com

The authorization granted by the CNV in respect of the Program pursuant to Resolution No. 15,529 and Resolution No. 15,537 only means that the CNV’s information requirements have been complied with. The CNV has issued no opinion in respect of the information contained in the Offering Memorandum and in the Pricing Supplement.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	First Vice Chairman of the Board of Directors

Dated: January 12, 2007